Exhibit 12
Energizer Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions except ratios)

	Twelve Months Ended September 30,
	2013	2012	2011	2010	2009
EARNINGS BEFORE INCOME TAXES	$567.9	$565.4	$406.0	$543.4	$445.3

ADDITIONS:
Interest Expense	130.5	127.3	121.4	125.4	144.7
Deferred Financing recorded in SGA	—	—	0.5	0.1	1.4
Estimated portion of rental expense attributable to interest	2.2	2.3	2.4	2.3	2.4
TOTAL FIXED CHARGES	132.7	129.6	124.3	127.8	148.5
EARNINGS BEFORE INCOME TAXES PLUS FIXED CHARGES	$700.6	$695.0	$530.3	$671.2	$593.8
RATIO OF EARNINGS TO FIXED CHARGES	5.3	5.4	4.3	5.3	4.0